Mail Stop 3-09

									November 24, 2004

Michael Schroeder
Vice President, Secretary and General Counsel
National Interstate Corporation
3250 Interstate Drive
Richfield, OH 44286-9000

Re:	National Interstate Corporation
		Registration Statement on Form S-1
	File Number 333-119270, Amendment No. 1

Dear Mr. Schroeder:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Prospectus Summary, page 1
Overview, page 1
1. Consider deleting the sentence you added in this amendment stating the shareholders-equity-per-share compounded annual growth rate. This statistic in particular is not that meaningful, as you provide the growth rate for a 15-year period, and the equity per share for the first year was minimal. Also, you include the information in the Business section, along with a table disclosing equity per share at the end of each of your 15 years of operations.
2. We note your response to our prior Comment 10. In the second paragraph, you state that you believe you are the second largest underwriter of insurance for the passenger transportation industry in the United States, behind Lancer Insurance. In your supplemental response, you state that this belief is based upon an informal survey of brokers you conducted. In the prospectus, disclose that this belief is based upon your informal survey of brokers.
3. Please disclose the basis for the following beliefs you profess.
* that few companies write passenger transportation coverage nationwide and very few write coverage for several of the classes of passenger transportation insurance written by National Interstate
* we are the only insurance company offering homogeneous group captive insurance programs and services to the passenger transportation industry
Risk Factors, page 10
The outcome of insurance company litigation..., page 13
4. Please expand this risk factor to quantify how much of your business was brokered by Aon during 2003 and the nine months ended September 30, 2004.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 26

Overview, page 24
5. You state that you provide innovative insurance products, services and programs not generally available in the marketplace. Please provide ample third-party independent support for this assertion or delete it. We do not believe that an insurance product service or program is innovative because few companies offer it.
6. In the fourth paragraph, you note factors that impact your growth and operational results. Please provide detail regarding the trends affecting each of the factors you mention. For instance, discuss any trends in the number of applications you receive, "declination ratio," "hit ratio," etc.

Results of Operations, page 34
7. You state that your employee related expenses grew at a slower rate than your revenue. Please disclose the reasons for the disparity in growth. Was it due to technological innovation? Was it because your hiring has lagged your revenue growth and that you plan to hire more people?
Management`s Discussion and Analysis
Losses and LAE Reserves, pages 30 - 33
8. Refer to your response to comment 40. We note in the revised disclosure that the actuaries do not provide an actuarial range. However the disclosure seems to indicate that the company develops multiple point estimates and selects a reserve based on these point estimates. Please revise the disclosure to include a discussion of this "range" of point estimates. In addition the company asserts that much of the information requested in part (d) of the previous comment is important when determining the appropriateness of the method to use. Consider the need to disclose this information in the filing. Also consider the need to update the loss reserves table on page 33 for the most recent balance sheet date presented.
9. We note that your additional disclosure in response to our comment #41 discusses general items that may contribute to changes in reserves but does not address the specific factors that affected the years presented. With the exception of (b), we reissue our comment #41 in its entirety. For each line of business, include the following disclosures:

a) Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.
b) Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
c) Ensure the disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
d) Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

Underwriting, pages 34 - 36

10. We note your response to comment #44 and your revised disclosure. It appears that your additional disclosure focuses primarily on your expectations. Your disclosure still does not quantify the effect of each individual factor. For instance, the company attributes the growth in premiums in the transportation business to increased premiums on renewals and new business but does not specifically quantify how much is related to each factor. Please quantify the impact of the individual factors presented. We note that the discussion still does not appear to encompass the entire increase on a percentage basis based on the amounts attributed to each factor discussed. Please revise the discussion to include the factors for the entire increase or decrease or explain to us why the company is unable to quantify these amounts.

Realized Gains (Losses) on Investments, page 37

11. We note your revised disclosure. Please provide a more detailed description of what opportunities would typically trigger you to sell your securities and what level of economic gain would need to be realized in order for you to sell you securities. Also disclose what factors cause the company to sell securities at a loss.

Liquidity and Capital Resources, page 37

12. Please expand on your asset/liability management process in order to provide the investor with an understanding of how you are able to meet your liquidity needs with cash flows from premiums and investment income without forcing the sale of investments. Although you have not traditionally had to rely on your investments for liquidity, include a discussion of the impact that such sales would have should it become necessary to sell these investments to meet your obligations in the future. Please discuss whether there are any significant variations between the premiums collected (or to be collected), maturity of your investments and the expected payment of your loss reserves.

Financial Statements
13. Please note that in this letter, we are not providing comments regarding your interim financial information through the period ended September 30, 2004 or the disclosure related to that financial information contained in your November 23, 2004 amendment to the registration statement. We will provide comments on that disclosure after you file your next amendment responding to these comments.

Report of Independent Registered Public Accounting Firm, page F-2
14. Please remove the "to be issued" language related to this report as well as the report included on page II-7 prior to requesting effectiveness.
Segment Information, page F-10
15. We note your response to our comment #90. We note that the president receives information at a level that is lower than what the company provides as its segments. Please provide to us a sample version of what the president receives each month. Please note that a basic assertion is that if the CODM receives certain information, it is because that information is used in the allocation of assets decision, so include a discussion of why the company feels that it can overcome this assumption based on the information included in this sample version. Also disclose the information required by paragraph 37 of SFAS 131.


*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


You may contact Whitnie Storey at (202) 942-2851 or Jim Atkinson (202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Reedich at
(202) 942-1815 or me at (202) 942-1840 with any other questions.


Sincerely,



Jeffrey Riedler
Assistant Director


cc:	Jonathan L. Freedman, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019-6092




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